SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Investor Update: Anticipating GOL’s Return to Pre-Pandemic Liquidity Levels

São Paulo, May 14, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest airline, today provides its Investor Update for April/21. All information is presented in Brazilian Reais (R$). The information below is preliminary and unaudited.

Over the past 12 months, GOL’s Management has been dedicated to providing its shareholders with regular updates on key financial and operational metrics, as the Company has navigated through the Covid-19 pandemic. GOL believes it has been exceptional in its transparency in this regard. As the rollout of the National Program for Immunization in Brazil[1] accelerates and the cases of Covid-19 in the country decreases, with the consequent resumption in the demand for air travel, the Company will return to its practice of quarterly investor updates, with its next update scheduled for July (related to 2Q21).

“We remain committed to transparency for our investors, as always,” said Paulo Kakinoff, CEO. “As the need for regular monthly updates subsides with the return of our liquidity to pre-pandemic levels, we will refocus our efforts on communications about the Company’s priorities in the post-pandemic recovery, which by their nature will be more medium-term. We are excited to share more details with you in our next quarterly update.”

In April/21, GOL’s daily sales increased 75% in volume over March/21. The Company operated flights to 67 destinations with approximately 200 daily flights on peak days. GOL’s consolidated gross revenues for the month were approximately R$250 million and the average load factor was 83%, highlighting Management’s on-going focus on maintaining sustainable operations, through the continuous matching of seat supply to the level of traveler demand. PRASK was R$20.58 cents, an increase of 38% over March/21, and a year-on-year variation of +5% due to better ticket pricing, through dynamic yield management, combined with the signs of demand recovery following Covid-19’s second wave in Brazil. Excluding financial debt service, GOL’s net cash consumption was neutral in April.

The Company has the lowest financial leverage among its peers, and ended April with short-term debt of approximately R$2.0 billion (versus R$3.9 billion in 2Q20), of which R$1.6 billion is comprised of working capital loans, and of which approximately R$700 million is expected to be amortized in 2Q21.

On April 28, 2021, the Company initiated an equity capital increase of up to R$512 million, led by its controlling shareholders, the Constantino brothers. The controlling shareholders informed GOL’s Board of Directors prior to the initiation of the equity capital increase that they intend to acquire up to R$270 million in newly issued shares of the Company to support the equity capital increase.

On May 6, 2021, GOL successfully priced an offering of US$300 million of additional senior secured notes due 2026. The additional notes were priced at par, representing an 8% yield to maturity. Moody’s assigned the notes a rating of B2. The Company intends to use the proceeds from the offering of the additional notes for general corporate purposes, including liability management and aircraft acquisitions.

Pro forma for the notes offering, GOL ended the month of April with approximately R$3.6 billion in total liquidity. Including the expected proceeds from the current rights offering, which the Company expects to conclude in early June, GOL’s balance sheet will return to over R$4.0 billion of liquidity. This is consistent with the level of liquidity it maintained in 2019, prior to the pandemic.

[1] Brazil ranks fifth in the number of doses administered (48.3 million), after China, the United States, India and the United Kingdom. Approximately 33 million people (15% of the population) have already received at least one dose of a Covid-19 vaccine, with around 16 million people (7% of the population) fully vaccinated against Covid-19 (source: Our World in Data; May 11, 2021).

1	GOL Linhas Aéreas Inteligentes S.A.

Investor Update: Anticipating GOL’s Return to Pre-Pandemic Liquidity Levels

Including financeable amounts of deposits and unencumbered assets, GOL’s potential liquidity sources will total over R$7.0 billion.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company
bnye@montiethco.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 14,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 20-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, “total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer